EXHIBIT (a)(23)
Dear Emulex Team:
As you may have heard, Broadcom Corporation revised its tender offer to acquire all of the outstanding shares of Emulex for $11.00 per share in cash. Broadcom’s previous offer was for $9.25 per share in cash.
Broadcom stated in their announcement that Broadcom has dropped its consent solicitation without delivering any consents and that Broadcom has also filed a notice of dismissal of its Delaware litigation against Emulex and the Emulex Board of Directors.
We issued a press release (see below) stating that the Board will review the revised tender offer and make a recommendation to stockholders in due course. We request that all Emulex employees refrain from speculating publicly about what the Board may or may not decide regarding the tender offer, so please be careful to avoid any such speculative conversations.
As a reminder, with all the public attention we are receiving it is important to keep Emulex-related confidential information from being made public. If you receive inquiries from outside parties, they should be routed to the appropriate departments within Emulex. Below is a basic outline for handling these inquiries:
•	Industry Consultants: politely decline the offer and report all details of the request to the Emulex HR department

•	Investors: politely decline to comment and refer them to Mike Rockenbach or Frank Yoshino

•	Media: politely decline to comment and refer them to Katherine Lane
Please remember, only those employees officially designated by Emulex have the authorization to speak on behalf of the Company.
We appreciate everyone’s continued focus on our day-to-day responsibilities as the Board does its work on these matters, and we will be back in touch with their decision.
Thank you for your ongoing commitment to Emulex’s success.
Sincerely,
Jim
Emulex Advises Stockholders to Take No Action
at This Time in Response to Revised Broadcom Tender Offer
COSTA MESA, Calif., June 29, 2009 – Emulex Corporation (NYSE: ELX) today said its Board of Directors, consistent with its fiduciary duties and with the assistance of its financial and legal advisors, Goldman, Sachs & Co. and Gibson, Dunn & Crutcher LLP respectively, will review the terms of the revised tender offer from Broadcom Corporation (Nasdaq: BRCM) to acquire all of the outstanding Emulex shares for $11.00 per share in cash. Broadcom’s previous offer was $9.25 per share in cash. The Emulex Board will make its recommendation to stockholders on the revised tender offer in due course. The Company urges stockholders at this time not to tender any shares into the revised offer pending the Board’s recommendation.
Emulex noted that Broadcom stated in their announcement today that Broadcom dropped its consent solicitation without delivering any consents and that Broadcom has also filed a notice of dismissal of its Delaware litigation against Emulex and the Emulex Board of Directors.
Emulex stockholders with any questions about the tender offer or other related matters may contact MacKenzie Partners, Inc. at 1-800-322-2885.

About Emulex
Emulex is the leader in converged networking solutions for the data center. Our Connectivity Continuum architecture provides intelligent networking services that transition today’s infrastructure into tomorrow’s unified network ecosystem. Emulex provides a single framework that intelligently connects every server, network and storage device within the data center.
Through strategic collaboration and integrated partner solutions, Emulex provides its customers with industry leading business value, operational flexibility and strategic advantage. Emulex is listed on the New York Stock Exchange (NYSE:ELX) and has corporate headquarters in Costa Mesa, California. News releases and other information about Emulex Corporation are available at http://www.emulex.com.
Safe Harbor Statement
With the exception of historical information, the statements set forth above include forward-looking statements that involve risk and uncertainties. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Except as required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances. Words such as “anticipates,” “in the opinion,” “believes,” “intends,” “expects,” “may,” “will,” “should,” “could,” “plans,” “forecasts,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and similar expressions may be intended to identify forward-looking statements.
Actual future results could differ materially from those described in the forward-looking statements as a result of a variety of factors. Those factors include the effect of Broadcom’s unsolicited tender offer to acquire all of Emulex’s outstanding common stock; the related consent solicitation of Broadcom and any related litigation on the Company’s business; changes in economic conditions or changes in end user demand for technology solutions; Emulex’s dependence on a limited number of customers and the effects of the loss of, or decrease or delays in orders by, any such customers, or the failure of such customers to make payments; the rapidly changing nature of technology, evolving industry standards and frequent introductions of new products and enhancements by competitors; the effect of rapid migration of customers towards newer, lower cost product platforms; slower than expected growth of the storage networking market or the failure of the Company’s Original Equipment Manufacturer (“OEM”) customers to successfully incorporate Emulex products into their systems; delays in product development; the highly competitive nature of the markets for Emulex’s products; Emulex’s ability to gain market acceptance for its products; any inadequacy of the Company’s intellectual property protection or the potential for third-party claims of infringement; the Company’s ability to attract and retain skilled personnel; and the Company’s reliance on third-party suppliers. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are also discussed in the Company’s filings with the Securities and Exchange Commission, including its recent filings on Forms 8-K, 10-K and 10-Q.
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